SEC



16014629



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66436 |

JG

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M+A Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32129 Lindero Canyon Rd., #204
(No. and Street)

Westlake Village (City) CA (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jodi Wicks (818) 707-8319
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Blvd, 11th Floor W. Los Angeles CA 90064
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AKB AKB

## OATH OR AFFIRMATION

I, Thomas J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M+A Capital LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEE CALIFORNIA
Ack FORM
ATTACHED JC

# ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles )

On February 26, 2016 before me, Joseph Michael Cox - Notary Public
(insert name and title of the officer)

personally appeared Thomas J. Murphy,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



JOSEPH MICHAEL COX
NOTARY PUBLIC - CALIFORNIA
COMMISSION #2125456
LOS ANGELES COUNTY
My Comm. Exp. August 30, 2019


Signature [signature] **(Seal)**

# M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2015

**M&A CAPITAL, LLC**
(A CALIFORNIA LIMITED LIABILITY COMPANY)
DECEMBER 31, 2015

TABLE OF CONTENTS


HCVT
HOLTHOUSE | CARLIN | VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Members of
M&A Capital, LLC:

We have audited the accompanying statement of financial condition of M&A Capital, LLC, a California limited liability company (the Company), as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 25, 2016

# M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

## ASSETS

| | |
|---|---|
| Current assets: | |
| Cash and cash equivalents | $ 655,097 |
| Accounts and other receivables | 4,207 |
| Prepaid expenses | 6,415 |
| Total current assets | 665,719 |
| Property, at cost: | |
| Computer equipment | 93,931 |
| Furniture | 34,159 |
| Leasehold improvements | 6,245 |
| Total property, at cost | 134,335 |
| Less: accumulated depreciation | (111,522) |
| Property, net | 22,813 |
| Other assets: | |
| Deposit | 3,809 |
| Total other assets | 3,809 |
| Total assets | $ 692,341 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 3,306 |
| Total current liabilities | 3,306 |
| Commitments and contingencies (see Notes) | |
| Members' equity | 689,035 |
| Total liabilities and members' equity | $ 692,341 |

*See accompanying notes to financial statements.*

# M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

M&A Capital, LLC (the Company), a California limited liability company, is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company shall continue operating under the current operating agreement until December 31, 2050 unless dissolved earlier in accordance with the agreement.

### Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

### Operating Agreement

The operating agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to the members, loans and guarantees, and the rights and duties of the members.

### Accounts Receivable

The Company records its accounts receivable at cost. The Company evaluates the collectability of its accounts receivable and records an allowance for doubtful accounts when indicators show that collectability is not reasonably assured.

### Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years.

### Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

### Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability. However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2011. There are no examinations currently pending.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include collectability of accounts receivable at year end. Accordingly, actual results could differ from those estimates.

## NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

As of December 31, 2015, one client accounted for total accounts receivable.

## NOTE 3. LEASE COMMITMENT

The Company entered into an office lease agreement effective May 1, 2013, which expires April 2017, for their office in Westlake Village, California. The lease currently requires total monthly rental payments of $3,067 and increasing annually.

Future annual non-cancelable rental commitments are as follows:

| For the years ending December 31, | |
|---|---|
| 2016 | $ 37,548 |
| 2017 | 12,640 |
| Total minimum lease payments | $ 50,188 |

# M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

**NOTE 4. NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2015, is as follows:

| | | |
|---|---|---|
| Net capital | $ | 651,625 |
| Required net capital | | 5,000 |
| Excess net capital | $ | 646,625 |
| Ratio of aggregate indebtedness to net capital | | 0.01 to 1 |

**NOTE 5. SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 25, 2016, the date on which the financial statement was available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statement.

# M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2015

# M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
DECEMBER 31, 2015

TABLE OF CONTENTS



HOLTHOUSE | CARLIN | VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Members of
M&A Capital, LLC:

We have audited the accompanying statement of financial condition of M&A Capital, LLC, a California limited liability company (the Company), as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 25, 2016

# M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

## ASSETS

| | |
|---|---|
| Current assets: | |
| Cash and cash equivalents | $ 655,097 |
| Accounts and other receivables | 4,207 |
| Prepaid expenses | 6,415 |
| Total current assets | 665,719 |
| Property, at cost: | |
| Computer equipment | 93,931 |
| Furniture | 34,159 |
| Leasehold improvements | 6,245 |
| Total property, at cost | 134,335 |
| Less: accumulated depreciation | (111,522) |
| Property, net | 22,813 |
| Other assets: | |
| Deposit | 3,809 |
| Total other assets | 3,809 |
| Total assets | $ 692,341 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 3,306 |
| Total current liabilities | 3,306 |
| Commitments and contingencies (see Notes) | |
| Members' equity | 689,035 |
| Total liabilities and members' equity | $ 692,341 |

*See accompanying notes to financial statements.*

# M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

M&A Capital, LLC (the Company), a California limited liability company, is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company shall continue operating under the current operating agreement until December 31, 2050 unless dissolved earlier in accordance with the agreement.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The operating agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to the members, loans and guarantees, and the rights and duties of the members.

Accounts Receivable

The Company records its accounts receivable at cost. The Company evaluates the collectability of its accounts receivable and records an allowance for doubtful accounts when indicators show that collectability is not reasonably assured.

Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability. However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2011. There are no examinations currently pending.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include collectability of accounts receivable at year end. Accordingly, actual results could differ from those estimates.

## NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

As of December 31, 2015, one client accounted for total accounts receivable.

## NOTE 3. LEASE COMMITMENT

The Company entered into an office lease agreement effective May 1, 2013, which expires April 2017, for their office in Westlake Village, California. The lease currently requires total monthly rental payments of $3,067 and increasing annually.

Future annual non-cancelable rental commitments are as follows:

| For the years ending December 31, | | |
|---|---|---|
| 2016 | $ | 37,548 |
| 2017 | | 12,640 |
| Total minimum lease payments | $ | 50,188 |

**NOTE 4. NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2015, is as follows:

| | | |
|---|---|---|
| Net capital | $ | 651,625 |
| Required net capital | | 5,000 |
| Excess net capital | $ | 646,625 |
| Ratio of aggregate indebtedness to net capital | | 0.01 to 1 |

**NOTE 5. SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 25, 2016, the date on which the financial statement was available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statement.

M&A CAPITAL
INVESTMENT BANKERS

M&A Capital, LLC
32129 Lindero Canyon Rd. • Suite 204 • Westlake Village, CA 91361
818.707.8300 • Fax 818.707.8320 • *www.MandAcap.com*

February 25, 2016



SEC Headquarters
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re : 2015 Audited Financial Statements
SEC 8-66436
CRD #131286

To whom it may concern,

Enclosed please find 2 copies of the following 2015 Audited Financial Statements :

1. Full Long Form Audited Financial Statements including Agreed Upon Procedures Report
2. Short-Form Audited Financial Statements

If you need anything further, please contact me at (818) 707-8319.

Regards,



Jodi L. Wicks
Financial Operations Consultant

Enc.